FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number

TOP SHIPS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]  No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is the press release issued by Top Ships Inc. (the “Company”) on March 13, 2008, announcing the Company’s financial results for the fourth quarter and the fiscal year ended December 31, 2007.  The information contained in this filing is hereby incorporated by reference in the Company’s registration statement filed on Form F-3 on August 1, 2005 (File No. 333-127086).

EXHIBIT 1

NEWS RELEASE for March 13, 2008

Contact:            Michael Mason (investors)                                            Stamatis Tsantanis, CFO
Allen & Caron Inc                                                         TOP Ships Inc
212 691 8087                                                                011 30 210 812 8199
michaelm@allencaron.com                                             snt@topships.org

TOP SHIPS REPORTS FOURTH QUARTER AND FISCAL YEAR 2007 FINANCIAL RESULTS

ATHENS, GREECE (March 13, 2008) … TOP Ships Inc. (NasdaqGS:TOPS) today announced its operating results for the fourth quarter and the fiscal year ended December 31, 2007.

For the three months ended December 31, 2007, the Company reported net loss of $37,439,000, or $0.89 per share, compared with net loss of $348,000, or $0.01 per share, for the fourth quarter of 2006. The weighted average numbers of basic shares used in the computations were 42,248,226 and 32,288,205 for the fourth quarter of 2007 and 2006, respectively. The results for the fourth quarter of 2007 and 2006 include net charges of $15,742,000, or $0.38 per share and $3,841,000, or $0.12 per share, respectively, of special items(1) that affected the Company’s net loss for the fourth quarter of 2007 and 2006 that are typically excluded by securities analysts in their published estimates of the Company’s financial results, which are described in Appendix A of this release. For the three months ended December 31, 2007, operating loss was $25,982,000, compared with operating income of $3,956,000 for the fourth quarter of 2006. Revenues for the fourth quarter of 2007 were $51,789,000, compared to $67,794,000 recorded in the fourth quarter of 2006.

For the year ended December 31, 2007, the Company reported net loss of $49,076,000, or $1.36 per share, compared with net loss of $11,005,000, or $0.39 per share, for the year ended December 31, 2006. The weighted average numbers of basic shares used in the computations were 35,960,571 and 30,550,274 for the years ended December 31, 2007 and 2006, respectively. The results for 2007 and 2006 include net charges of $16,107,000, or $0.45 per share and $34,373,000, or $1.13 per share, respectively, of special items that affected the Company’s net income for 2007 and 2006 that are typically excluded by securities analysts in their published estimates of the Company’s financial results, which are described in Appendix A of this release. For the year ended December 31, 2007, operating loss was $29,118,000, compared with operating income of $15,215,000 for the year ended December 31, 2006. Revenues for the year ended December 31, 2007 were $252,259,000, compared to $310,043,000 recorded in the year ended December 31, 2006.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

2007 was a challenging year for the industry, one where we witnessed Suezmax charter rates plummet to their lowest level in five years. The strong first quarter performance, together with the significant increase

1 See Appendix A to this release for information about special items.

in the last part of the fourth quarter, were not enough to raise our annual suezmax spot average to more than $32,249 per vessel per day. Going forward in 2008, we remain confident of a healthy crude tanker rate environment, and a strong drybulk market performance, which  if they do perform to our expectations, will enable us to significantly improve our operating cash-flow and restore us to profitability.

During the year, we invested the amount of $208 million to reduce our financial expenditure by re-acquiring four previously sold and leased back suezmaxes, a deal which is accretive by approximately $0.20 per share on a full year basis. Moreover, we unwound three additional leasing contracts, which in combination with the re-acquisition, have reduced our annual leasing obligations by approximately $47 million.

In July and August we entered into agreements totalling  $370 million to acquire six drybulk vessels, three of which have time charters attached and three that are operating in the spot market. Despite the credit crunch, we were able to secure $292 million of senior and junior credit facilities for the deliveries of the vessels.

We started taking delivery during the fourth quarter and at the year-end we had taken delivery of three vessels, resulting in a small revenue contribution of approximately $3 million. To date we have taken delivery of five vessels and we expect to take delivery of the final drybulk by the end of April 2008. The values of all the drybulks have appreciated considerably and, as mentioned above, we expect significant operating cash-flow from these vessels in 2008.

In December 2007, we completed a $69 million equity offering of 24.2 million new shares. The offering took place during a very difficult period for the equity capital markets, but we managed to complete it with what we believe is the best possible outcome for the Company considering the circumstances. This equity offering permitted us to fund a portion of the acquisition cost related to our important six dry bulk vessel acquisition.

In January 2008, we agreed to a settlement with lead plaintiffs in the securities class action lawsuit pending against us since last year for a payment of approximately $1 million dollars to the plaintiffs, which will be funded entirely by our insurance. We believe that we have settled this dispute for a modest amount, and have eliminated the distraction to management which protracted litigation would have caused. We have always believed that the class action was meritless, and were pleased that many of the allegations were voluntarily dropped by the plaintiffs some months ago.

Today, our shareholders approved a 3:1 reverse stock split. We expect the effective date of the reverse split to be on March 20, 2008. We believe that the decrease in the number of our common shares outstanding as a consequence of the reverse split and the anticipated increase in the price per share will encourage greater interest in our shares by the financial community and the investor and possibly promote greater liquidity for our shareholders with respect of their holdings.

Finally we are entering into the ‘steel cutting’ phase of our Newbuildings, fully within the initial agreed schedule. We expect to start taking delivery of all six vessels within the first half of 2009, as per the original plan.

The following key indicators serve to highlight changes in the financial performance of the Company’s vessels during the fourth quarters of 2006 and 2007 and the years ended December 31, 2006 and 2007:

	Suezmax Vessels
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	1,196	1,104	-7.7%	4,745	4,500	-5.2%
Total operating days	979	845	-13.7%	3,837	3,801	-0.9%
Utilization	81.9%	76.5%	-6.5%	80.9%	84.5%	4.5%
TCE[2] per ship per day under spot voyage charter	37,652	23,068	-38.7%	45,328	32,249	-28.9%
TCE per ship per day under time charter	34,058	35,205	3.4%	36,069	35,355	-2.0%
Average TCE	36,503	28,469	-22.0%	41,887	33,466	-20.1%
Other vessel operating expenses per ship per day	8,277	11,618	40.4%	7,748	9,388 *	21.2%

	Handymax Vessels
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	1,180	736	-37.6%	5,002	3,610	-27.8%
Total operating days	1,117	584	-47.7%	4,797	3,190	-33.5%
Utilization	94.7%	79.3%	-16.2%	95.9%	88.4%	-7.9%
TCE per ship per day under spot voyage charter	-	-	-	-	-	-
TCE per ship per day under time charter	17,082	16,526	-3.3%	19,590	19,589	0.0%
Average TCE	17,082	16,526	-3.3%	19,590	19,589	0.0%
Other vessel operating expenses per ship per day	5,931	7,650	29.0%	5,862	6,920	18.1%

	Tanker Fleet
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	2,376	1,840	-22.6%	9,747	8,110	-16.8%
Total operating days	2,096	1,429	-31.8%	8,634	6,991	-19.0%
Utilization	88.2%	77.7%	-12.0%	88.6%	86.2%	-2.7%
TCE per ship per day under spot voyage charter	37,652	23,068	-38.7%	45,328	32,249	-28.9%
TCE per ship per day under time charter	20,798	23,842	14.6%	23,366	24,606	5.3%
Average TCE	26,153	23,588	-9.8%	29,499	27,134	-8.0%
Other vessel operating expenses per ship per day	7,112	10,030	41.0%	6,780	8,292	22.3%

	Drybulk Fleet
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	-	66	-	-	66	-
Total operating days	-	41	-	-	41	-
Utilization	-	62.1%	-	-	62.1%	-
TCE per ship per day under spot voyage charter	-	-	-	-	-	-
TCE per ship per day under time charter	-	76,902	-	-	76,902	-
Average TCE	-	76,902	-	-	76,902	-
Other vessel operating expenses per ship per day	-	10,092	-	-	10,425	-

	Total Fleet
	Three Months Ended December 31,			Year Ended December 31,
(In U.S. Dollars unless otherwise stated)	2006	2007	Change	2006	2007	Change
Total available ship days	2,376	1,906	-19.8%	9,747	8,176	-16.1%
Total operating days	2,096	1,470	-29.9%	8,634	7,032	-18.6%
Utilization	88.2%	77.1%	-12.6%	88.6%	86.0%	-2.9%
TCE per ship per day under spot voyage charter	37,652	23,068	-38.7%	45,328	32,249	-28.9%
TCE per ship per day under time charter	20,798	26,015	25.1%	23,366	25,060	7.3%
Average TCE	26,153	25,075	-4.1%	29,499	27,424	-7.0%
Other vessel operating expenses per ship per day	7,112	10,033	41.1%	6,780	8,307 *	22.5%
General and administrative expenses per ship per day**	2,057	4,407	114.2%	2,361	3,036	28.6%

* The daily Other vessel operating expenses for the Suezmax Vessels and Total Fleet include approximately $510 and $281, respectively for the ballast tank cleaning process and salvage operations on the M/T Faultless.

** The daily General and Administrative expenses include approximately ($138) and $1,153 for the three-month period and $597 and $423 for the year ended December 31, 2006 and 2007, respectively, of non-cash restricted stock expense, general compensation, specific legal fees and depreciation for other fixed assets.

2 Consistent with general practice in the tanker shipping industry, time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing net voyage revenue by voyage days for the relevant time period. Net revenues are revenues minus voyage expenses. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Fleet Report:

As of December 31, 2007, the Company’s fleet consisted of 23 vessels, or 2.2 million dwt (including 11 vessels sold and leased back for a period of five to seven years) as compared to 24 vessels, or 2.5 million dwt on December 31, 2006.

In April 2007, the Company sold the Suezmax tanker M/T Errorless for $52.5 million, resulting in a gain of approximately $2.0 million, which was recognized in the second quarter of 2007. The vessel was delivered to its new owners on April 30, 2007.

In April and July 2007, the Handymax tankers M/T Invincible, M/T Victorious and M/T Restless, which the Company was leasing under the 2005 sales and leaseback transaction, were sold by their owners to third parties. Following these sales, the Company terminated the bareboat agreements for these vessels. The termination of the bareboat charters became effective upon the vessels’ delivery to their new owners, on July 11, 2007, August 27, 2007 and September 17, 2007, respectively. The unamortized deferred gain as of that date of $8.0 million was recorded in full in the fourth quarter of 2007.

In May 2007, the Company re-acquired four Suezmax tankers previously sold under the sale and lease-back transaction and terminated their respective operating leases. The four Suezmax tankers are Limitless (136,055 dwt built 1993), Endless (135,915 dwt built 1992), Noiseless (149,554 dwt built 1992) and Stainless (149,599 dwt built 1992). The re-acquisition price was $208.0 million and was financed by secured bank debt of $147.5 million, the early redemption of the seller’s credit of $20.6 million and by existing cash balances. The purpose of the repurchase was to improve the daily breakeven rates of our Suezmax fleet and to increase the Company’s owned fleet.

In July 2007, the Company entered into agreements to acquire three drybulk vessels from unrelated third parties as follows: (i) a 2002 built super Handymax, or Supramax, vessel of 51,200 dwt, built in China, which will be chartered back to the sellers for a period of 18 months at a daily net rate of $25,650 on a bareboat basis; (ii) a 1995 built panamax vessel of 73,506 dwt, built in South Korea, which will be time-chartered for a period of 24-26 months at a daily net rate of $29,700; and (iii) a 2000 built Handymax vessel of 45,526 dwt, built in Philippines, which will be time-chartered for a period of 14-16 months at a daily net rate of $22,000. The first vessel, the M/V Voc Gallant was delivered in February 2008, while the other two, the M/V Bertram and the M/V Amalfi were delivered to the Company in the fourth quarter of 2007. The aggregate purchase price of the vessels was $148.1 million and was financed through new loan facilities, working capital, and the proceeds from the offering effected in December 2007.

In August 2007, we entered into agreements to acquire another three drybulk vessels from unrelated third parties as follows: i) one 2001 built panamax vessel of 75,928 dwt, built in Japan, ii) one 2000 built panamax vessel of 75,933 dwt, built in Japan and iii) one 2000 built panamax vessel of 75,681 dwt, built in Japan. The first and the third vessel, the M/V Pepito and M/V Cyclades were delivered in March 2008 and December 2007, respectively, whereas the remaining vessel is expected to be delivered to the Company in March or April 2008. The aggregate purchase price of the vessels is $222.0 million which will be financed through new loan facilities, working capital, and the proceeds from the offering effected in December 2007.

In December 2007, the Company entered into an agreement to sell the tanker vessel M/T Noiseless to an unrelated third party for a consideration of $48.0 million, resulting in a gain of approximately $0.5 million, which was recognized upon the delivery of the vessel to the buyer, on January 30, 2008.

In January 2008, the Company entered into an agreement to sell the tanker vessel M/T Stainless to an unrelated third party for a consideration of $46.0 million. On January 31, 2008 the vessel entered into a bareboat charter with the buyer until July 31, 2008 (the vessel’s delivery date) at a daily bareboat hire of

$20,000. All bareboat hire payments made up to the vessel’s delivery date will be deducted from the purchase price. According to the terms of the bareboat charter the Company collected in advance an amount of $2.5 million from the buyers as a security of their obligation to purchase the vessel.

Fleet Deployment:

During 2007, the Company had approximately 67% of the fleet’s operating days on long-term employment contracts. As of December 31, 2007, fifteen of the Company’s 23 vessels were on time charter contracts with an average term of over three years with all but six of the time charters including profit sharing agreements.

Suezmax Vessels:

During the fourth quarter of 2007, seven of the Company’s Suezmax tankers operated in the spot market, earning on average $23,068 per vessel per day on a time charter equivalent (TCE) basis.

During the fourth quarter of 2007, five of the Company’s Suezmax tankers operated under time charter contracts, earning on average $35,205 per vessel per day on a time charter equivalent (TCE) basis.

Handymax Vessels:

All of the Company’s Handymax tankers operate under long term employment agreements that provide for a base rate and additional profit-sharing.

During the fourth quarter of 2007, including the profit-sharing allocated to the Company the Handymax fleet earned on average $16,526 per vessel per day on a time charter equivalent (TCE) basis.

Drybulk Vessels:

During the fourth quarter of 2007, all Company’s drybulk vessels operated under time charter contracts, earning on average $76,902 per vessel per day on a time charter equivalent (TCE) basis.

The following table presents the Company’s current fleet list and employment:

	Dwt	Year Built	Charter Type	Expiry		Daily Base Rate	Profit Sharing Above Base Rate (2008)
10 Suezmax Tankers
TimelessC	154,970	1991	Spot
FlawlessC	154,970	1991	Spot
StoplessC	154,970	1991	Time Charter	Q3/2008		$35,000	50% thereafter
PricelessC	154,970	1991	Spot
FaultlessD	154,970	1992	Spot
EndlessF	135,915	1992	Spot
LimitlessF	136,055	1993	Time Charter	Q4/2008	E	$36,500	None
StormlessF	150,038	1993	Time Charter	Q2/2010		$36,000	None
Ellen PF	146,286	1996	Time Charter	Q3/2008	A	$44,500	None
EdgelessF	147,048	1994	Spot

8 Handymax Tankers
SovereignB	47,084	1992	Time Charter	Q3/2009		$14,000	50% thereafter
RelentlessB	47,084	1992	Time Charter	Q3/2009		$14,000	50% thereafter
VanguardC	47,084	1992	Time Charter	Q1/2010		$15,250	50% thereafter
SpotlessC	47,094	1991	Time Charter	Q1/2010		$15,250	50% thereafter
DoubtlessC	47,076	1991	Time Charter	Q1/2010		$15,250	50% thereafter
FaithfulC	45,720	1992	Time Charter	Q2/2010		$14,500	100% first $500 + 50% thereafter
DauntlessF	46,168	1999	Time Charter	Q1/2010		$16,250	100% first $1,000 + 50% thereafter
Ioannis PF	46,346	2003	Time Charter	Q4/2010		$18,000	100% first $1,000 + 50% thereafter

Total Tanker dwt	1,863,848

6 Drybulk Vessels
BertramF	73,506	1995	Time Charter	Q4/2009		$29,700	None
CycladesF	75,681	2000	Time Charter	Q2/2008		$42,200	None
AmalfiF	45,526	2000	Time Charter	Q1/2009		$22,000	None
Voc GallantF	51,200	2002	Bareboat Charter	Q2/2009		$25,650	None
PepitoF	75,928	2001	Time Charter	Q2/2008		$55,000	None
Astrale	75,933	2000	To be delivered in April 2008

Total Drybulk dwt	397,774

TOTAL DWT	2,261,622

A. Charterers have option to extend contract for an additional one-year period
B. Vessels sold and leased back in August and September 2005 for a period of 7 years
C. Vessels sold and leased back in March 2006 for a period of 5 years
D. Vessel sold and leased back in April 2006 for a period of 7 years
E. Charterers have option to extend contract for an additional four-year period
F. Owned vessels

Liquidity and Capital Resources

As of December 31, 2007, Top Ships had total indebtedness under senior secured credit facilities of $444.3 million with its lenders, the Royal Bank of Scotland (“RBS”), HSH Nordbank (“HSH”), DVB Bank  and ALPHA BANK  maturing from 2008 through 2015.

As of December 31, 2007, the Company has three interest rate swap agreements with RBS for the amounts of $28.5 million, $10.0 million and $10.0 million for a period of four, seven and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.66% (in addition to the applicable margin), 4.23% and 4.11%, respectively. The Company also has one interest rate swap agreement with HSH for the amount of $37.3 million for a period of five years, at a fixed interest rate of 4.80% in addition to the applicable margin. In addition, the Company has two interest rate swap agreements with Deutsche Bank and Egnatia Bank for the amounts of $50.0 million and $10.0 million for a period of six and seven years, respectively. Under these agreements the interest rate is fixed at an effective annual rate of 4.45% and 4.76%, respectively. The above swaps of $10.0 million, $10.0 million, $50.0 million and $10.0 million, include steepening terms based on the two and 10 year swap difference, which is calculated quarterly in arrears. The interest rate for the remaining balance of the loans is LIBOR, plus the margin.

On December 31, 2007, the Company’s ratio of indebtedness to total capital was approximately 67.5%.

In the second and fourth quarter of 2007, the Company issued 4.3 million shares of its common stock. The net proceeds to the Company totaled $29.4 million. These shares were sold by the Company’s sales agent, Deutsche Bank Securities Inc., through a combination of at-the-market sales and negotiated transactions.

On December 5, 2007, the Company concluded a follow-on offering of 24.2 million shares of its common stock for $3.00 per share. The net proceeds to the Company from this offering totaled $69.0 million and was used for general corporate purposes including the partial funding of the Company’s six dry bulk vessel acquisition.

Change in Accounting Principle

The Company has historically accounted for dry-docking costs that qualified as “Planned Major Maintenance Activities” (“PMMA”) using the deferral method. Beginning with the fourth quarter of 2007 the Company changed its accounting policy for PMMA from the deferral method, under which the Company amortized drydocking costs over the estimated period of benefit between dry-dockings, to the direct expense method, under which the Company expenses all dry-docking costs as incurred. The Company believes that the direct expense method is preferable as it eliminates the significant amount of time and subjectivity involved in determining which costs and activities related to dry-docking qualify as PMMA under the deferral method. When the accounting principle was retrospectively applied, net income for the fourth quarter and the year ended December 31, 2006 decreased by $3.6 million and $26.1 million, or $0.11 and $0.86 per share, per share, respectively.

The Company reflected this change as a change in accounting principle from an accepted accounting principle to a preferable accounting principle in accordance with Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. The new accounting principle was applied retrospectively to all periods presented in earnings releases and filings.

Conference Call and Webcast

Top Ships’ management team will host a conference call to review the results and discuss other corporate news and its outlook on Thursday, March 13, 2008, at 11:00 AM EST.

Those interested in listening to the live webcast may do so by going to the Company’s website at http://www.topships.org, or by going to http://www.investorcalendar.com.

The telephonic replay of the conference call will be available by dialling 1-877 660-6853 (from the US and Canada) or +1 201 612 7415 (from outside the US and Canada) and by entering account number 286 and conference ID number 277433. An online archive will also be available immediately following the call at the sites noted above. Both are available for one week, through March 20, 2008.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and of drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

--
a fleet of 18 tankers, consisting of 10 double-hull Suezmax tankers and 8 double-hull Handymax tankers, with a total carrying capacity of approximately 1.8 million dwt, of which 85% are sister ships. Twelve of the Company’s 18 tankers are on time charter contracts with an average initial term of over two years with all but three of the time charters including profit sharing agreements above their base rates. In addition, the Company has ordered six newbuilding product tankers, which are expected to be delivered in the first half of 2009.

--
a fleet of five drybulk vessels with delivery of one additional drybulk vessel expected during March/April 2008. Including this vessel, three of the Company’s six drybulk vessels will have period charter contracts for an average period of 18 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward- looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

TABLES FOLLOW

TOP TANKERS INC.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2006 AND 2007 (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three Months Ended			Year Ended
	December 31,			December 31,
	2006	2006	2007	2006	2006	2007
	As originally reported under the deferral method	As computed under the direct expense method		As originally reported under the deferral method	As computed under the direct expense method
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

REVENUES:

Revenues	$67,794	$67,794	$51,789	$310,043	$310,043	$252,259

EXPENSES:

Voyage expenses	12,977	12,977	14,929	55,351	55,351	59,414
Charter hire expense	29,848	29,848	18,035	96,302	96,302	94,118
Amortization of deferred gain on sale and leaseback of vessels	(2,433)	(2,433)	(1,360)	(8,110)	(8,110)	(15,610)
Other vessel operating expenses	16,898	16,898	19,122	66,082	66,082	67,914
Dry-docking costs	-	8,145	9,829	-	39,333	25,094
Depreciation	6,217	6,217	8,614	35,266	35,266	27,408
Amortization of dry-docking costs	4,585	-	-	13,187	-	-
General and administrative expenses	4,888	4,888	8,399	23,016	23,016	24,824
Foreign currency losses, net	(35)	(35)	203	255	255	176
Gain on sale of vessel	(12,667)	(12,667)	-	(12,667)	(12,667)	(1,961)

Operating income (loss)	7,516	3,956	(25,982)	41,361	15,215	(29,118)

OTHER INCOME (EXPENSES):

Interest and finance costs	(5,086)	(5,086)	(12,388)	(29,175)	(29,175)	(23,222)
Interest income	903	903	901	3,022	3,022	3,248
Other, net	(121)	(121)	30	(67)	(67)	16

Total other expenses, net	(4,304)	(4,304)	(11,457)	(26,220)	(26,220)	(19,958)

Net Income (loss)	$3,212	$(348)	$(37,439)	$15,141	$(11,005)	$(49,076)

Earnings (loss) per share, basic and diluted	$0.10	$(0.01)	$(0.89)	$0.47	$(0.39)	$(1.36)

Weighted average common shares outstanding, basic	32,288,205	32,288,205	42,248,226	30,550,274	30,550,274	35,960,571

Weighted average common shares outstanding, diluted	32,350,732	32,288,205	42,248,226	30,603,868	30,550,274	35,960,571

AFTER GIVING EFFECT TO STOCK REVERSE SPLIT

Earnings (loss) per share, basic and diluted	$0.30	$(0.03)	$(2.67)	$1.41	$(1.17)	$(4.08)

Weighted average common shares outstanding, basic	10,762,735	10,762,735	14,082,742	10,183,424	10,183,424	11,986,857

Weighted average common shares outstanding, diluted	10,783,577	10,762,735	14,082,742	10,201,289	10,183,424	11,986,857

TOP TANKERS INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
 (Expressed in thousands of U.S. Dollars - except share and per share data)

	December 31,		December 31,
	2006		2007
	As originally reported under the deferral method	As computed under the direct expense method

ASSETS	(Unaudited)	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$29,992	$29,992	$26,012
OTHER CURRENT ASSETS	42,807	42,807	29,881
VESSEL HELD FOR SALE	-	-	46,268
ADVANCES FOR VESSELS ACQUISITIONS UNDER CONSTRUCTION	28,683	28,683	66,026
VESSEL NET	306,418	306,418	552,993
OTHER NON-CURRENT ASSETS	64,835	32,985	28,339
RESTRICTED CASH	50,000	50,000	50,000

Total assets	$522,735	$490,885	$776,019

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT PORTION OF LONG-TERM DEBT	$16,588	$16,588	$107,488
OTHER CURRENT LIABILITIES	24,021	28,828	39,697
FINANCIAL INSTRUMENTS	3,384	3,384	16,788
FAIR VALUE OF BELOW MARKET TIME CHARTER	-	-	28,301
LONG-TERM DEBT, NET OF CURRENT PORTION	201,464	201,464	331,396
DEFERRED GAIN ON SALE AND LEASEBACK OF VESSELS	79,423	79,423	40,941

Total liabilities	324,880	329,687	564,611

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY	197,855	161,198	211,408

Total liabilities and stockholders’ equity	$522,735	$490,885	$776,019

TOP TANKERS INC.
CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

	Year Ended
	December 31,
	2006	2006	2007
	As originally reported under the deferral method	As computed under the direct expense method
	(Unaudited)	(Unaudited)	(Unaudited)
Cash Flows from (used in) Operating Activities:

Net income (loss)	$15,141	$(11,005)	$(49,076)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	53,315	40,128	30,124
Stock-based compensation expense	3,710	3,710	935
Change in fair value of financial instruments	3,711	3,711	4,904
Amortization of deferred gain on sale and leaseback of vessels	(8,110)	(8,110)	(15,610)
Amortization of fair value below market time charter	-	-	(1,413)
(Gain) / loss on sale of other fixed assets	(10)	(10)	69
Gain on sale of vessels	(12,667)	(12,667)	(1,961)
Payments for dry-docking	(34,526)	-	-
Change in operating assets and liabilities	506	5,313	20,291

Net Cash from (used in) Investing Activities:	21,070	21,070	(11,737)

Cash Flows from (used in) Operating Activities:

Advances for vessels acquisitions / under construction	(28,683)	(28,683)	(37,343)
Vessel acquisition and improvements	-	-	(355,043)
Insurance claims recoveries	-	-	2,299
Increase in restricted cash	(36,500)	(36,500)	-
Decrease in restricted cash	-	-	23,500
Net proceeds from sale of vessels	599,176	599,176	51,975
Net proceeds from sale of other fixed assets	255	255	74
Other	(2,657)	(2,657)	(3,297)

Net Cash from (used in) Investing Activities	531,591	531,591	(317,835)

Cash Flows from (used in) Financing Activities:

Proceeds from long-term debt	20,000	20,000	316,851
Payments of long-term debt	(369,518)	(369,518)	(92,537)
Derivative upfront receipt	-	-	8,500
Issuance of common stock, net	26,916	26,916	98,341
Payment of financing costs	(63)	(63)	(5,563)
Dividends paid	(217,466)	(217,466)	-

Net Cash from (used in) Financing Activities	(540,131)	(540,131)	325,592

Net increase (decrease) in cash and cash equivalents	12,530	12,530	(3,980)

Cash and cash equivalents at beginning of period	17,462	17,462	29,992

Cash and cash equivalents at end of period	$29,992	$29,992	$26,012

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid	$22,307	$22,307	$13,731

NON-CASH TRANSACTIONS

Fair value below market time charter	$-	$-	$29,714
Amounts owed for capital expenditures	$-	$-	$1,215

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME (LOSS)

Set forth below are some of the significant items of income and expense that affected the Company’s net income (loss) for the fourth quarter and fiscal year of 2006 and 2007, all of which items are typically excluded by securities analysts in their published estimates of the Company’s financial results:

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Three Months Ended						Year Ended
Description	December 31, 2006				December 31, 2007		December 31, 2006				December 31, 2007
	As originally reported under the deferral method		As computed under the direct expense method				As originally reported under the deferral method		As computed under the direct expense method
	(Unaudited)				(Unaudited)		(Unaudited)				(Unaudited)
	$	Per Share	$	Per Share	$	Per Share	$	Per Share	$	Per Share	$	Per Share

Reported net income (loss)	3,212	0.10	(348)	(0.01)	(37,439)	(0.89)	15,141	0.47	(11,005)	(0.39)	(49,076)	(1.36)

Restricted share plan to officers and personnel(1)	283	0.01	283	0.01	319	0.01	3,710	0.12	3,710	0.12	935	0.03
Gain from termination of interest rate swap	-	-	-	-	-	-	(650)	(0.02)	(650)	(0.02)	-	-
Change of fair value of interests rate swaps	715	0.02	715	0.02	5,768	0.14	3,384	0.11	3,384	0.11	4,904	0.14
Specific legal fees(2)	989	0.03	989	0.03	183	0.00	989	0.03	989	0.03	375	0.01
Bonus compensation provision to officers and personnel(3)	(1,706)	(0.05)	(1,706)	(0.05)	1,511	0.04	794	0.03	794	0.03	1,511	0.04
Specific repairs(4)	-	-	-	-	2,093	0.05	-	-	-	-	2,514	0.07
Dry-docking expenses(5)	-	-	3,560	0.11	5,868	0.14	-	-	26,146	0.86	5,868	0.16

Total	281	0.01	3,841	0.12	15,742	0.38	8,227	0.27	34,373	1.13	16,107	0.45

Net income (loss) after specific items	3,493	0.11	3,493	0.11	(21,697)	(0.51)	23,368	0.74	23,368	0.74	(32,969)	(0.91)

(1) Relates to stock-based compensation expense
(2) Relates to legal fees incurred due to the class action
(3) Bonus compensation paid to the onshore personnel excluding directors
(4) Special repairs for the vessels M/T Faultless and M/T Noiseless
(5) The actual dry-docking costs net of the amortization that would have been incurred under the deferral method.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(registrant)

Dated: April 7, 2008	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis Chief Executive Officer

SK 23116 0001 871433